SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934*
                        (Amendment No. 20)


                           QVC, INC.
- --------------------------------------------------------------------------
                       (Name of Issuer)



             Common Stock, par value $.01 per share
- -------------------------------------------------------------------------
               (Title of Class of Securities)



                         747262 10 3
- -------------------------------------------------------------------------
                        (CUSIP Number)




                     Stanley L. Wang, Esq.
              Senior Vice President and General Counsel
                       Comcast Corporation
                        1500 Market Street
                      Philadelphia, PA 19102
                     Tel. No. (215) 981-7510
- ------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                           July 21, 1994
- ------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





     *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747262 10 3
_________________________________________________________________
   (1)  Names of Reporting Persons S.S. or I.R.S. Identification
        Nos. of Above Persons

        COMCAST CORPORATION
        23 - 1709202
_________________________________________________________________
   (2)  Check the Appropriate Box if a Member of a Group
                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________
   (3)  SEC Use Only
_________________________________________________________________
   (4)  Source of Funds
        BK, WC
_________________________________________________________________
   (5)  Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                        [ ]
_________________________________________________________________
   (6)  Citizenship or Place of Organization
        Pennsylvania
_________________________________________________________________
Number of       (7)  Sole Voting Power                  0 Shares
Shares
Beneficially    (8)  Shared Voting Power       22,883,801 Shares
Owned by
Each Reporting  (9)  Sole Dispositive Power             0 Shares
Person
With           (10)  Shared Dispositive Power  22,883,801 Shares
_________________________________________________________________
   (11) Aggregate Amount Beneficially Owned by Each Reporting
        Person

        22,883,801 Shares (consisting of 8,627,934 Shares held by
                   Comcast directly, 4,000,000 Shares previously reported to be held by Barry Diller and 10,255,867 held by Liberty Media Corporation, a Delaware corporation ("Liberty") which may be deemed to be beneficially owned by Comcast as part of a group with Liberty under Rule 13d-5 of the Act. See Item 5.)
_________________________________________________________________
   (12) Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares                                        [X]

Excludes shares of Common Stock beneficially owned by the
Executive Officers and Directors of Comcast.  The Reporting
Person disclaims beneficial ownership of all such shares.  See
Item 5.
_________________________________________________________________
   (13) Percent of Class Represented by Amount in Row (11)

        46.4%   See Item 5.
_________________________________________________________________
   (14) Type of Reporting Person (See Instructions)
        CO

                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D
                        (Amendment No. 20)

                          Statement Of

                       COMCAST CORPORATION

                 Pursuant to Section 13(d) of the
                 Securities Exchange Act of 1934

                          in respect of

                            QVC, INC.



          This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of QVC, Inc. (formerly, "QVC Network, Inc."), a Delaware corporation (the "Company"). The Report on Schedule 13D originally filed by Comcast Corporation, a Pennsylvania corporation ("Comcast" or the "Reporting Person"), as most recently amended by Amendment No. 19 thereto, dated as of July 13, 1994 (as amended, the "Schedule 13D"), is hereby amended and supplemented as set forth below.
The Reporting Person filed Amendment Nos. 7 through 18 of the
Schedule 13D as a member of a Reporting Group with Barry Diller and Liberty Media Corporation, a Delaware corporation ("Liberty"). Comcast, which may be deemed to be part of a "group" with Barry Diller and as part of another "group" with Liberty (in each case within the meaning of Rule 13d-5 under the Act), has elected to file this Report separately and not as part of a joint filing with Mr. Diller or Liberty. All information regarding Barry Diller and Liberty is provided to the best knowledge of Comcast but is without verification. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.


ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

          Item 2 of the Schedule 13D is hereby amended and supplemented to include the following information:

          This Report is being filed by Comcast. As a result of the Stockholders Agreement to which Comcast and Barry Diller currently are parties, as previously described in the Schedule 13D, Comcast and Mr. Diller may be deemed to be a group within the meaning of Rule 13d-5 under the Act. As a result of the Letter Agreement, dated July 21, 1994 between Comcast and Liberty (the "Letter Agreement"), Comcast and Liberty may be deemed to be a group within the meaning of Rule 13d-5 under the Act.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

          Item 3 of the Schedule 13D is hereby amended and supplemented to include the following information:

          The funds to be used by Comcast to purchase shares of Common Stock (as described in Item 4 below) are expected to be provided from bank financing to be arranged and from Comcast's available cash on hand.

ITEM 4.   PURPOSE OF TRANSACTION
          ----------------------

          Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

          On July 12, 1994, Comcast delivered the QVC Proposal to acquire all of the outstanding shares of the Company in a merger (the "Merger") for a combination of cash and Comcast securities having a combined value of $44 per share. On July 21, 1994, Comcast executed the Letter Agreement which modified the QVC Proposal and notified the Company of an offer (the "Offer") being made jointly by Comcast and Liberty which provides for the acquisition of all of the outstanding Common Stock not held by Comcast and Liberty for $44 in cash.

          Pursuant to the terms of the Letter Agreement, Comcast and Liberty agree to make the Offer jointly. Comcast and Liberty presently contemplate that the Company will be the surviving corporation in the Merger, with one or more wholly-owned subsidiaries of the respective parties to the Letter Agreement merging into the Company. Comcast and Liberty agree to work together to arrange the financing required for the Merger, including one or more margin credit facilities.

          In connection with the making of the Offer, Comcast and Liberty have agreed to make available, directly or indirectly, all shares of the Company's capital stock (or rights to acquire such shares), held, directly or indirectly, by each of them (other than, with respect to Liberty, any such shares held by Tele-Communications, Inc. ("TCI"), Sioux Falls, L.P. and Lenfest Communications, Inc. (collectively, the "Exempt Shares")), to a mutually acceptable entity or entities (either existing or newly formed) for purposes of the Offer. In addition, Comcast has agreed that it will contribute to such entity an amount of cash equal to (i) the amount necessary to exercise all warrants to acquire the Company's common stock held by Comcast (or at Comcast's election, to exercise such warrants prior to such contribution) and (ii) $229 million in cash (to be credited to the purchase of the Company's shares at $44 per share) to such entity in connection with the financing of the Offer. Based upon the parties' relative stock ownership of the Company's securities, following such contributions and the Merger, Comcast and Liberty have agreed that the equity interests in the surviving corporation in the Merger will be owned 57.4% by Comcast and 42.6% by Liberty.

          Following the Merger, the charter and by-laws of the Company will provide that matters submitted to the board of directors or to the shareholders of the Company shall be determined by a majority vote of the directors or shareholders, as the case may be. The charter will also provide that without the consent of Liberty, the Company may not take or cause to be taken any of the actions set forth on Schedule I to the Letter Agreement. Each of Comcast and Liberty have agreed that each of them will be entitled to cause its shares of the Company to be registered under the Securities Act of 1933 in the manner set forth in Schedule II to the Letter Agreement, subject to a right of first refusal by the other party. All other transfers (except to majority-owned affiliates that have agreed to bound by all of the terms of the definitive agreement referred to below) will be subject to a right of first refusal by the other party.

          Comcast and Liberty have agreed that the detailed terms of the Offer contemplated by the Letter Agreement will be reflected in a definitive agreement between Comcast and Liberty. The obligations of Comcast and Liberty under the Letter Agreement are conditioned upon the receipt of all necessary government and agency approvals required for the consummation of the transactions contemplated therein, including, but not limited to, compliance with all securities laws and the termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

          The obligations of Comcast and Liberty under the Letter Agreement terminate on the earliest of (i) September 20, 1994, in the event that the Stockholders Agreement shall not have been terminated, (ii) the date on which either Comcast or Liberty notifies the other that it elects to terminate the agreement because the parties have not been able to resolve a disagreement concerning a material decision with respect to the Offer, and
(iii) September 20, 1994, if a definitive merger agreement with the Company has not theretofore been executed or the parties have not theretofore commenced a cash tender offer.

          The description contained herein of the Letter
Agreement is qualified in its entirety by reference to the Letter
Agreement itself, a copy of which is filed as Exhibit 99.46 hereto and is incorporated by reference herein.

          Notwithstanding anything contained herein, Comcast reserves the right, depending on other relevant factors to purchase additional securities of the Company or to change its intention with respect to any and all of the matters as referred to in Item 4 of this Report.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

          Item 5 is hereby amended and supplemented to include the following information:

          (a) As of the date hereof, the beneficial ownership by Comcast of equity securities of the Company, the total amounts thereof now outstanding and the percentage of said ownership are set forth in the table below. Except as noted therein, such table: (i) includes all of the Company's securities as to which Comcast has sole voting power or sole investment power and all such securities as to which Comcast shares voting power or shares investment power; (ii) assumes that there is no exercise by the Company of its right to require Comcast to sell certain of the securities held by it to the Company in the event that certain carriage requirements related to the Company's programming are not met (the "Company Repurchase Rights"); and (iii) assumes the exercise of all Warrants, the conversion of all shares of Preferred Stock (all of which are presently exercisable or convertible) beneficially owned by Comcast and the adjustment of the number of shares of the Company's Common Stock that would be outstanding subsequent to such exercise or conversion.

          According to the Company's Quarterly Report on Form 10Q for the Quarter ended April 30, 1994, the number of shares of the Common Stock which were issued and outstanding was 40,214,097.


              Registered     No. of Shares     Adjusted           %
                Equity         Beneficially   Shares to be    Beneficially
              Securities         Owned         Outstanding        owned
              -----------    --------------   ------------    ------------

Comcast       Common Stock   8,627,934(1,2)  42,634,597          20.2%

        (1) The shares of Preferred Stock beneficially owned by Comcast may be subject to Company Repurchase Rights. The Company Repurchase Rights relating to the Preferred Stock are exerciseable until 2004.

        (2) Includes 720,500 shares of Common Stock issuable upon the conversion of 72,050 shares of Preferred Stock and 1,700,000 shares of Common Stock issuable upon the exercise of certain Warrants. Does not include any shares of Common Stock which may be considered beneficially owned by Comcast as a result of the relationship of Mr. Brian L.
  Roberts, Mr. Ralph J. Roberts or Sural Corporation to Comcast. Also excludes shares of Common Stock beneficially owned by the Executive Officers and Directors of Comcast and Sural. Does not include any shares of Common Stock beneficially owned by Barry Diller, who may be deemed to be part of a group with Comcast within the meaning of Rule 13d-5 under the Act. Mr. Diller has previously reported on Schedule 13D beneficial ownership of 4,000,000 shares of Common Stock (which includes options to purchase 3,000,000 shares of Common Stock which are presently exercisable) and Liberty has previously reported on Schedule 13D beneficial ownership of 10,255,867 shares of Common Stock (which includes 372,866 shares of Series B and Series C Preferred Stock presently convertible into 3,728,660 shares of Common Stock) which if deemed to be beneficially owned by Comcast would result in Comcast having beneficial ownership of 22,883,801 Shares of Common Stock or about 46.4%.

          To the knowledge of Comcast, the number of shares of Common Stock beneficially owned by its executive officers, directors and controlling persons listed on Schedule 1 to the
Schedule 13D (beneficial ownership of which shares is disclaimed by Comcast) is set forth below:

                                   No. of Shares of Common
               Individual          Stock Beneficially Owned
               ----------          ------------------------

               Ralph J. Roberts              5,000(3)
               Brian L. Roberts                750
               Daniel Aaron                  1,500
               Irving A. Wechsler           12,000
               Sheldon M. Bonovitz           1,500(4)
               Suzanne F. Roberts            5,000(5)
               Anne Wexler                     500


           (3) Excludes 5,000 shares beneficially owned by Mr. Roberts' wife, as to which shares Mr. Roberts disclaims beneficial ownership.

           (4) Excludes 6,500 shares owned (reduced from 7,800 shares in sales on the open market on July 23, 1993 and July 27, 1993) by certain trusts of which Mr. Bonovitz serves as trustee and 1,000 shares beneficially owned (reduced from 1,700 shares in a sale on the open market on July 27, 1993) by Mr. Bonovitz' wife, as to which shares Mr. Bonovitz disclaims beneficial ownership.

           (5) Excludes 5,000 shares beneficially owned by Mrs. Roberts' husband, as to which shares Mrs. Roberts disclaims beneficial ownership.


          (b) Pursuant to the Letter Agreement, Liberty has an agreement with Comcast with respect to the disposition or voting of the outstanding equity securities of the Company and Comcast has shared beneficial ownership of Common Stock beneficially owned by Liberty.

          (c) Robert B. Clasen acquired his shares in an open market transaction on April 14, 1994 for a price of $39.00 per share. Anne Wexler acquired her shares in an open market transaction on February 17, 1994 for a price of $51.75 per share. Information regarding the shareholdings of Jerome Purcell (previously reported in this Schedule 13D) has been deleted from this Item 5 because Jerome Purcell is no longer a person whose shareholdings must be reported on Schedule 13D as he is no longer an employee of Comcast. Gustave Amsterdam, his wife, and his wife's corporation sold their shareholdings in the Company (previously reported in this Schedule 13D) in a series of open market transactions over the period from May 20, 1992 through December 23, 1992.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
          OR RELATIONSHIPS WITH RESPECT TO THE
          SECURITIES OF THE ISSUER
          ---------------------------------------

          Item 6 is hereby supplemented and amended to include the following information:

          The information contained in Item 4 is incorporated herein by reference.

          Each of Comcast and Liberty has agreed that from the date of execution of the Letter Agreement until the consummation of the transactions contemplated thereunder, or the termination of the obligations of the parties under the Letter Agreement, it will (i) vote all shares of the Company's capital stock owned by it, directly or indirectly, in favor of the Merger and the related matters provided for in the Merger Agreement (as defined in the Letter Agreement), (ii) not sell or dispose of any shares of the Company's capital stock (or rights to acquire such shares) owned by it or enter into any agreement, arrangement or understanding with any other person the effect of which is to limit or restrict its right to vote such shares in accordance with the terms of the Letter Agreement, and (iii) not enter into any agreement, arrangement or understanding with any person with respect to the purchase, sale or voting of shares of the Company. The terms described in this paragraph become effective as to Comcast only upon the termination of the Stockholders Agreement, which Comcast has agreed to use its best efforts to obtain within thirty (30) days of the date of execution of the Letter Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

          Item 7 of the Schedule 13D is hereby supplemented and amended by adding the following information thereto:


          99.46     Letter Agreement dated July 21, 1994 between
                    Comcast Corporation and Liberty Media
                    Corporation.

          99.47     Press Release dated July 21, 1994 of Comcast
                    Corporation and Liberty Media Corporation.

                            SIGNATURE
                            ---------

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information in this statement is true, complete and correct.


Dated:    July 22, 1994


                              COMCAST CORPORATION


                              By:  /s/ Julian A. Brodsky
                                   ---------------------
                                   Name:  Julian A. Brodsky
                                   Title: Vice Chairman

                          EXHIBIT INDEX



                                                           PAGE NUMBER
                                                          IN SEQUENTIALLY
   EXHIBIT NUMBER                TITLE                   NUMBERED STATEMENT
   --------------     ------------------------------     ------------------

    99.46             Letter Agreement dated July 21, 1994 of
                      Comcast Corporation and Liberty Media
                      Corporation.

    99.47             Press Release dated July 21, 1994 of
                      Comcast Corporation and Liberty Media
                      Corporation.